(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005

(Expressed in Canadian Dollars)

1

FRONTEER DEVELOPMENT GROUP INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of, the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an auditor.

FRONTEER DEVELOPMENT GROUP INC.	2
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
AS AT

	September 30	December 31,
	2005	2004
(Expressed in Canadian Dollars)	$	$

ASSETS

CURRENT
Cash and short-term deposits (Note 2)	18,519,112	9,574,921
Available for sale investments	-	39,600
Accounts receivable and other (Note 3)	677,032	155,654

	19,196,144	9,770,175

EQUIPMENT	297,259	166,141

EXPLORATION PROPERTIES AND DEFERRED
EXPLORATION EXPENDITURES (Note 4)	14,636,897	4,622,292

	34,130,300	14,558,608

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	609,748	447,141

FUTURE INCOME TAXES	1,137,612	-

	1,747,360	447,141

SHAREHOLDERS' EQUITY

SHARE CAPITAL
Authorized
Unlimited number of common shares without par value
Issued
47,848,113 common shares (2004 - 34,071,143)	34,168,150	15,927,322

CONTRIBUTED SURPLUS (Note 6b)	2,952,657	2,363,414

WARRANTS (Note 6c)	4,051,381	1,253,303

ACCUMULATED DEFICIT	(8,789,248)	(5,432,572)

	32,382,940	14,111,467

	34,130,300	14,558,608

Subsequent events (Notes 4, 13)

Commitments (Notes 4, 8)

Approved by the Board of Directors:

"Oliver Lennox-King"	"George Bell"
Director	Director

See accompanying notes to the consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.	3
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004
(Expressed in Canadian Dollars)	$	$	$	$

OPERATING EXPENSES
Write-down of exploration properties	1,144,414	-	1,369,122	-
Stock-based compensation (Notes 6b & 11)	133,035	436,686	925,557	661,764
Wages and benefits	160,194	99,678	467,324	197,422
Promotion and advertising	160,899	105,280	366,953	972,896
Investor relations	81,962	16,396	242,266	197,189
Office and general	58,737	15,711	160,342	38,479
Property investigation	81,990	5,638	150,965	68,466
Listing and filing fees	9,858	5,721	120,758	49,672
Legal	5,124	5,677	76,733	87,675
Rent	21,092	17,830	60,002	53,000
Amortization	22,228	20,700	57,279	31,875
Accounting and audit	3,079	666	30,375	24,336
Management fees	-	-	-	133,083
Consulting fees	-	-	-	3,820
Recovery of expenses	(1,036)	(63,935)	(6,148)	(197,236)

LOSS FOR THE PERIOD FROM OPERATIONS	1,881,576	666,048	4,021,528	2,322,441

OTHER INCOME (EXPENSE)
Interest income	127,613	58,184	354,722	129,583
Gain (loss) on translation	(54,700)	(2,989)	(34,888)	(2,989)
Gain (loss) on sale of investments	-	5,595	(1,945)	(11,024)
Loss on disposal of capital assets	-	-	(571)	-
	72,913	60,790	317,318	115,570
LOSS FOR THE PERIOD BEFORE INCOME
TAXES AND DISCONTINUED OPERATIONS	1,808,663	605,258	3,704,210	2,206,871

Current income tax expense	(3)	-	18,737	-
Future income tax recovery (Note 5)	-	-	(391,600)	-
	(3)	-	(372,863)	-
LOSS FOR THE PERIOD BEFORE
DISCONTINUED OPERATIONS	1,808,660	605,258	3,331,347	2,206,871

LOSS FROM DISCONTINUED
OPERATIONS (Note 10)	25,329	-	25,329	6,148

NET LOSS FOR THE PERIOD	1,833,989	605,258	3,356,676	2,213,019

(DEFICIT), BEGINNING OF PERIOD
As previously reported	(6,955,259)	(2,577,590)	(5,432,572)	(727,735)
Adjustment to prior periods due to change in
accounting policy (Note 11)	-	-	-	(242,094)
As restated	(6,955,259)	(2,577,590)	(5,432,572)	(969,829)

(DEFICIT), END OF PERIOD	(8,789,248)	(3,182,848)	(8,789,248)	(3,182,848)

Basic and diluted loss per share (Note 7)	0.04	0.02	0.08	0.07

Weighted average shares outstanding	45,522,499	30,408,905	42,084,914	25,959,075

See accompanying notes to the consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.	4
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004
(Expressed in Canadian Dollars)	$	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss before discontinued operations	(1,808,660)	(605,258)	(3,331,347)	(2,206,871)
Charges to income not involving cash:
Future income tax recovery	-	-	(391,600)	-
Stock-based compensation	133,035	436,686	925,557	661,764
Write-down of exploration properties	1,144,414	-	1,369,122	-
Amortization	22,228	20,700	57,279	31,875
(Gain) loss on sale of investments	-	(5,595)	1,945	11,024
Loss on disposal of capital assets	-	-	571	-
Foreign exchange gain	54,700	-	34,888	-
	(454,283)	(153,467)	(1,333,585)	(1,502,208)
Changes in current assets and liabilities:
(Increase) decrease in accounts receivables
and prepaid expenses	950,240	(64,496)	(520,101)	(369,766)
Increase (decrease) in accounts payable and
accrued liabilities	68,891	(112,834)	130,305	35,673

Net cash used in operating activities	564,848	(330,797)	(1,723,381)	(1,836,301)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	-	-	9,832,392	9,459,984
Issuance of flow-through shares for cash	-	-	4,125,000	-
Issuance of warrants for cash	-	-	2,890,108	138,316
Warrants exercised	881,692	16,100	4,218,787	161,454
Options exercised	139,925	39,300	706,097	128,071
Share issue costs	-	-	(965,528)	(568,055)

Net cash provided by financing activities	1,021,617	55,400	20,806,856	9,319,770

INVESTING ACTIVITIES
Purchase of short-term deposits	-	-	(5,081,480)	-
Proceeds from GIC investments	10,139,816	-	12,168,186	-
Purchase of equipment	(28,359)	(109,722)	(195,830)	(140,684)
Interest in exploration properties and deferred
exploration expenditures	(5,895,461)	(1,518,829)	(10,109,793)	(2,128,219)
Recovery of deferred exploration expenditures	10,359	-	157,683	-
Proceeds from sale of investments	-	14,595	37,655	34,976

Net cash used in investing activities	4,226,355	(1,613,956)	(3,023,579)	(2,233,927)

Cash flows from discontinued operations	9,509	-	9,509	(6,334)

Effect of exchange rate changes on cash	(53,992)	-	(37,706)	-

Increase (decrease) in cash and cash equivalents	5,768,337	(1,889,353)	16,031,699	5,243,208

CASH AND CASH EQUIVALENTS,
Beginning of period	12,705,235	10,483,743	2,441,874	3,351,182

CASH AND CASH EQUIVALENTS,
End of period	18,473,572	8,594,390	18,473,573	8,594,390

NON CASH FINANCING AND INVESTING ACTIVITIES:
Common stock issued for interest in
exploration properties	-	-	287,336	550,000
Common stock issued for commission	-	24,460	274,137	185,313
Warrants issued for commission	-	540	832,272	2,216
Price adjustment on transfer to joint-venture	3,309,140	-	3,195,539	-
Value of shares received from optionees	-	54,600	-	54,600

See accompanying notes to the consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	5
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

1.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

These interim financial statements do not include all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included in these interim financial statements. For further information, see the Company's consolidated financial statements including the accompanying notes for the year ended December 31, 2004.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, Fronteer Holdings Inc., Fronteer Investments Inc., Fronteer de Mexico, S.A. de C.V., and Fronteer Eurasia Madencilik Limited Sirketi, the Company's proportionate share of the assets, liabilities, operations and cash flow of Berkley Homes (Pickering) Inc., a joint-venture formed to build residential homes in Ontario, Canada and Aurora Energy Inc. ("Aurora"), a joint venture formed to conduct mineral exploration in Labrador, Canada. Gains and losses realized on the transfer of assets to the Aurora joint-venture are deferred and netted against mineral property costs for the project.

Exploration Properties and Deferred Exploration Expenditures:

Acquisition and exploration expenditures on properties, less recoveries in the pre-production stage, are deferred until such time as the properties are put into commercial production, sold or no longer deemed to be significant with respect to their mineral potential. On the commencement of commercial production, the deferred costs will be charged to operations on the units-of-production method based upon estimated recoverable proven and probable reserves. Any deferred costs relating to properties which are sold or no longer deemed to be significant with respect to their mineral potential are written off in the period in which they are sold or such determination of prospectivity is made. General exploration expenditures are charged to operations in the period they are incurred. The Company recognizes the payment or receipt of payment required under option agreements when paid.

The amount shown for mineral property interests represents costs incurred and deferred to date net of recoveries from joint-venture parties and write-downs and does not necessarily reflect present or future values.

Effective January 1, 2004, the Company adopted the new standard of the Canadian Institute of Chartered Accountants (“CICA”) relating to impairment of long lived assets. Prior to this adoption, impairment charges were determined using non-discounted estimated net recoverable amounts. There was no impact on the financial statements resulting from the implementation of this new standard.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is recognized when the asset-carrying value exceeds net recoverable amount. Net recoverable amount is generally determined using estimated undiscounted future cash flows. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	6
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation:

The CICA has issued new recommendations relative to Handbook section 3870, "Stock-based compensation and other stock-based payments", which is effective for fiscal years beginning on or after January 1, 2004. The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees at the date of grant in an amount equal to the fair value of the options granted. The fair value of option grants is generally established at the date of grant using a Black Scholes option pricing model and the compensation expense, equal to the option's fair value, is then recognized over the option's vesting periods.

The Company has an employee stock option plan. In 2004, the Company elected to apply the fair value  method of accounting for stock options granted to employees on a retroactive basis without restatement, in  accordance with the recommendations of the Canadian Institute of Chartered Accountants. The fair value  of options granted after January 1, 2002, but before January 1, 2004, has been recorded as an adjustment  to opening deficit. Effective January 1, 2004, the fair value of all stock options granted are recorded as a  charge to operations as the stock options vest and a credit to options in shareholders' equity. Any   consideration paid on the exercise of stock options is credited directly to share capital.

Use of Estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of management estimates include the rates for amortization of capital assets, the carrying value of mineral properties and the assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Income Taxes:

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases ("temporary differences") and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign Currency Translation

These consolidated financial statements are denominated in Canadian dollars, the Company's functional currency. Amounts denominated in foreign currencies are translated into Canadian dollars as follows:

	i.	monetary assets and liabilities at the rates of exchange in effect at balance sheet dates;
	ii.	non-monetary assets at historical rates;
	iii.	revenue and expense items at the average rates for the period, except for depreciation and amortization which are based on historical rates.
The net effect of the foreign currency translation is included in the statement of deficit.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	7
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

2.	CASH AND SHORT-TERM DEPOSITS

	2005	2004
	$	$

Cash on account	18,473,572	2,441,874
Restricted cash	45,540	46,342
Short-term deposits	-	7,086,705
	18,519,112	9,574,921

The restricted cash consists of GIC investments pledged to secure letters of credit outstanding regarding the residential properties previously built and sold. The short-term deposits are GIC investments that are carried at fair market value.

3.	ACCOUNTS RECEIVABLE AND OTHER

	2005	2004
	$	$

Accounts receivable - Project partners	115,528	77,874
Accounts receivable – Other	500,781	31,526
Prepaids	60,723	46,254
	677,032	155,654

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	8
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

4.	EXPLORATION PROPERTIES

	Total				Total
Properties	December 31,				September 30,
	2004	Additions	(Recoveries)	(Write downs)	2005
	$	$	$	$	$

Turkey (Note 4a)
General Turkey	32,830	32,337	-	-	65,167
Agi Dagi	1,848,593	3,040,554	-	-	4,889,147
Biga	1,582	585,039	-	-	586,621
Kirazli	639,219	2,018,809	-	-	2,658,028
Pirentepe	-	23,009	-	-	23,009
	2,522,224	5,699,748	-	-	8,221,972

Labrador Properties (Note 4b)
Central Mineral Belt	579,470	1,892,804	(75,080)	-	2,397,194
Purchase price adjustment	-	3,195,539	-	-	3,195,539
	579,470	5,088,343	(75,080)	-	5,592,733

Mexico (Note 4c)	119,709	697,652	-	-	817,361

Northwest Territories & Other Properties:
Properties optioned to
Northwestern Mineral Ventures
(Note 4d)
General Bear	3,247	-	-	(3,247)	-
Achook	91,012	10,006	(10,006)	(91,011)	1
Flex	56,099	-	-	(56,098)	1
McPhoo	64,127	-	-	(64,126)	1
Longtom	397,879	23,951	(30,353)	(391,476)	1
	612,364	33,957	(40,359)	(605,958)	4

Other Canada	-	4,816	-	-	4,816

	612,364	38,773	(40,359)	(605,958)	4,820

Ontario Properties:
Optioned to Grandview Gold
(Note 4e)
Dixie Lake	255,169	14,288	(42,244)	(227,212)	1

Optioned to Red Lake Resources
(Note 4f)
General Uchi	2,693	-		(2,692)	1
Grace Lake	1	-		-	1
Mink Lake	355	137	-	(491)	1
Sol d'Or	311,155	(36)	-	(311,118)	1
Swain East	207	48	-	(254)	1
	314,411	149	-	(314,555)	5
Other Ontario (Notes 4 & 4g)
Balmer	1	-	-	-	1
Portage	127,141	2,286	-	(129,426)	1
Sandy Point	27,287	-	-	(27,286)	1
Shanty Bay	4,284	-	-	(4,283)	1
Woman Lake	60,232	169	-	(60,400)	1
	218,945	2,455	-	(221,395)	5

	788,525	16,892	(42,244)	(763,162)	11

	4,622,292	11,541,408	(157,683)	(1,369,120)	14,636,897

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	9
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

4.	EXPLORATION PROPERTIES (Continued)

	Turkey	Labrador	Mexico	NWT/Other	Ontario	Total
	$	$	$	$	$	$

December 31, 2004	2,522,224	579,470	119,709	612,364	788,525	4,622,292

2005 Expenditures
Acquisition costs	812,295	42,201	53,440	10,008	2,645	920,589
Assaying & geochemical	439,494	30,945	56,521	312	4,744	532,016
Camp & field costs	397,695	211,387	82,724	3,521	323	695,650
Drilling	1,865,151	411,421	-	-	-	2,276,572
Geophysics	51,587	118,551	-	(371)	-	169,767
Transportation	225,056	609,364	90,797	11,289	-	936,506
Wages, consulting and
management fees	1,292,727	459,435	358,679	7,799	6,079	2,124,719
Other	615,743	9,500	55,491	6,216	3,101	690,051
Purchase price
adjustment	-	3,195,539	-	-	-	3,195,539
	5,699,748	5,088,343	697,652	38,774	16,892	11,541,409
Recoveries	-	(75,080)	-	(40,359)	(42,244)	(157,683)
Exploration costs
written off	-	-	-	(605,959)	(763,162)	(1,369,121)
	5,699,748	5,013,263	697,652	(607,544)	(788,514)	10,014,605

September 30, 2005	8,221,972	5,592,733	817,361	4,820	11	14,636,897

a)	Turkey

In February 2004, the Company signed a letter of intent with Teck Cominco Arama ve Madencilik Sanayi Ticaret ("TCAM") to acquire a 100% interest in five epithermal gold properties located in western Turkey. The Company completed its technical due diligence and on April 27, 2004, May 6, 2004 and October 19, 2004, signed Memoranda of Understanding ("MOU's") on three properties, the Agi Dagi Property, the Kirazli Property and the Biga Properties respectively. Under the terms of the option agreements, the Company issued to TCAM a total of U.S. $500,000 worth of its shares upon signing, allocated as to 300,000 common shares to the Agi Dagi property, 200,000 to the Kirazli property and 111,930 to the Biga Properties.

To earn its 100% interest on the Agi Dagi Project, the Company must spend U.S.$5,000,000 on exploration and issue 350,000 additional shares over four years (50,000 issued). To earn its 100% interest on the Kirazli Property, the Company must spend U.S. $3,000,000 on exploration and issue 200,000 additional shares over four years (25,000 issued). To earn a 100% interest in the Biga Properties, the Company must incur U.S.$2,000,000 on exploration over four years. At September 30, 2005, the Company has incurred approximately 71%, 64% and 18% of the required earn-in expenditures on Agi Dagi, Kirazli and Biga Properties respectively.

Upon the Company earning its 100% interest, TCAM will retain a Net Smelter Return Royalty ("NSR") of 1% on the Agi Dagi Project, 2% on the Kirazli Project and 1% on the Biga properties.

In consideration of the preliminary ounces currently outlined on the Agi Dagi and Kirazli properties, the Company will also pay to TCAM, within sixty days following commencement of commercial production, a production bonus of U.S.$10 per ounce for every ounce produced, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within the originally defined resource areas. If TCAM does not back-in (see below) to the Agi Dagi Project, it may elect to have the 600,000 ounces currently outlined subject to either the production bonus or the 1% NSR, but not both.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	10
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

4.	EXPLORATION PROPERTIES (Continued)

	a)	Turkey (continued)

At any time prior to the Company earning its 100% interest, TCAM may elect to retain a 60% interest in the Agi Dagi and Kirazli properties, independently, by spending the lesser of two times the Company's accrued expenditure at the time of its election to back-in; or, U.S.$10,000,000 (for Agi Dagi); or, U.S.$6,000,000 (for Kirazli).

TCAM must spend the foregoing amounts within two years of electing to back in with at least 50% spent in year one. If TCAM earns back an interest it will relinquish its NSR royalty. TCAM may earn an additional 10% interest in either Agi Dagi or Kirazli by completing a final feasibility study within four years of meeting its expenditure commitment above and by arranging project financing for the Company's 30% portion of the production capital costs.

Up to 60-days after the Company earns its 100% interest, TCAM may elect to back-in for a 60% interest in the Agi Dagi and Kirazli properties, independently, by spending U.S.$10,000,000 for Agi Dagi and U.S.$6,000,000 for Kirazli. TCAM must spend the foregoing amounts over two years and complete a final feasibility study within five years of electing to back-in. TCAM may also earn an additional 10% interest by arranging project financing for the Company's 30% portion of the production capital costs. TCAM relinquishes its NSR royalty upon earning back an interest in a project.

Any time prior to the Company earning a 100% interest in the Biga properties, TCAM may back-in for a 60% interest in any designated project by spending, over a three year period, 3.5 times the Company's accrued expenditure, with 50% or more being spent in year one. Up to 60 days after the Company earns a 100% interest in the Biga properties, TCAM may back-in for a 60% interest in any designated project by spending U.S.$4,000,000 over three years, with 50% or more spent in year one. In both cases TCAM must also complete a feasibility study (to bankable standards) within five years of electing to back-in. Upon back-in, TCAM relinquishes its NSR royalty. TCAM may earn an additional 10% interest (70%) in the Biga properties by arranging project financing for the Company's 30% portion of the production capital costs.

During 2005, the Company, through TCAM, acquired by way of auction, staking additional ground and optioning property from arm's length third parties, additional properties in the Agi Dagi and Biga Properties areas, at a total cost of $503,590.

In addition, the Company acquired by way of auction, two properties in the Balikesir Province, Turkey, at a cost of approximately $21,371.

	b)	Labrador Properties, NL; (Joint Venture with Altius Minerals Corporation)

On February 5, 2003 the Company and Altius Minerals Corporation ("Altius"), formed an alliance to explore for iron oxide- uranium, copper-gold deposits in central Labrador. On June 3, 2005, the Company and Altius agreed to each transfer their interest to Aurora, initially owned 52% by the Company and 48% by Altius, with Altius retaining a 2% gross sales royalty on uranium and a 2% net smelter royalty on base and precious metals. To finance Aurora, the Company has subscribed for $4,999,995 of additional common shares of the new company increasing its ownership percentage to 57%. The Company is operator of Aurora.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	11
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

4.	EXPLORATION PROPERTIES (Continued)

	b)	Labrador Properties, NL; (Alliance with Altius Minerals Corporation) (continued)

Under the terms of this new shareholder's agreement, Altius will retain a one-time right to earn back to a 50% ownership interest by relinquishing the NSR and paying the Company $2,499,998, triggered if Aurora is not taken public by June 17, 2006 (or later if extended by mutual consent). The Company accounts for its interest in Aurora as a joint venture.

	c)	Mexico

The Company has conducted staking of a total 12 mineral claims, located in the state of Chiapas consisting of a total of 531,000 hectares.

Subsequent to quarter end, the Company entered into an agreement with Minera Teck Cominco S.A de C.V ("Minera"), whereby the Company can acquire a 100% in both the Clara and San Pedro properties, located in the state of Jalisco, Mexico. To earn its 100% interest the Company must spend a total of US $2.0 million over four years on exploration, with a firm first year commitment of US $250,000. A minimum of US$500,000 must be spent on an individual property for it to remain eligible for inclusion in the earn-in. Upon vesting, Minera will retain a 1.5% - 2% net smelter royalty, depending on the price of gold.

Minera will retain a back-in right to each project which must be exercised within 60 days of Fronteer expending U.S. $2.0 million on such project. Minera will also retain a 1.5% - 2% net smelter royalty, on each project which will be extinguished for a project if Minera earns back an interest.

Minera's back-in right allows it to earn an initial 51% interest in each project individually by incurring twice Fronteer's expenditures on such project over three years, with a firm first year work commitment of 25% of Fronteer's expenditures. Thereafter, Minera may earn an additional 14% interest by funding a feasibility study on the project and can earn a further 5% by arranging project financing, for a total 70% interest.

A finders fee of US$12,500 was due on closing and a further US$150,000 is payable once a property is put into production, at a minimum of 80% plant design capacity.

	d)	Northwest Territories Properties, NWT; (Northwestern Mineral Ventures Option Agreement)

On September 26, 2003, the Company granted to Northwestern Minerals Ventures Inc. ("NMVI") an option to earn up to a 50% interest in the Conjuror, Achook, Flex, McPhoo and Longtom properties. In 2005, NWMVI and the Company determined that they have no plans for further work on these properties. Accordingly, the Company has written off $605,958 of deferred exploration expenditures relating to these claims.

	e)	Dixie Lake Property, Ontario; (Grandview Gold Inc. Option Agreement)

The Company entered into an agreement on December 30, 2002 to acquire from an arm's length vendor ("Vendor"), an option to earn a 100% interest in the Dixie Lake Property, situated in the Dixie Lake area of Ontario. In September 2003, the Company granted an option to an arm's length third party ("Alberta Star") to earn up to a 50% interest in the property. Alberta Star gave notice to the Company on July 11, 2005 that it would not be proceeding with work on the property and was therefore dropping its option. On October 17, 2005, the Company granted an option to Grandview Gold Inc. ("Grandview") to acquire a 51% interest in the property. To earn its interest, Grandview must make payments of $75,000 to the underlying Vendor by July 11, 2007 and incur exploration expenditures of $300,000 by July 11, 2006.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	12
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

4.	EXPLORATION PROPERTIES (Continued)

	e)	Dixie Lake Property, Ontario; (Grandview Gold Inc. Option Agreement) (Continued)

The Company has an ongoing obligation to issue a further 20,000 common shares to the original Vendor on October 17, 2005 (paid) and July 11, 2006. As the Company has no immediate plans to work on the property itself, the Company has written off a total of $227,212 of deferred exploration expenditures relating to the property, during the year.

	f)	Sol D'Or Group of Properties, Ontario; (Red Lake Resources Option Agreement)

On October 3, 2001 the Company granted to Red Lake Resources Inc. ("RLR") an option to earn a 50% interest in the properties (Sol D'Or, Swain East, Grace Lake and Mink Lake) which was earned on January 14, 2004. The Company and RLR have decided to let these claims lapse. Accordingly, the Company has written of a total of $314,555 of deferred exploration expenditures relating to the properties in 2005.

	g)	Other Properties, Ontario

The Company holds various other exploration properties (Portage, Shanty Bay, Woman Lake) in Ontario. At this time the Company has no further plans to work these properties and has accordingly written off a total of $194,109 of deferred exploration expenditures relating to these properties.

On September 2, 2004, the Company granted an option to Trade Winds Ventures Inc. ("Trade Winds") to acquire up to 60% and 70% respectively on two unpatented claims staked by the Company near Birch Lake Sandy Point area. During 2005, Trade Winds notified the Company that it is dropping its option on the property. At this time the Company has no further plans to work this property and has accordingly written of a total of $27,286 of deferred exploration expenditures relating to this property.

5.	INCOME TAXES

During the period, the Company renounced to investors, income tax deductions from Canadian exploration expenditures totaling $1,100,000. The related deferred tax on the expenditures of $391,600 has been netted against share capital. The Company has also recorded the benefit of previously unrecognized future income tax assets in the amount of $391,600 to offset the future income tax liability arising when the Canadian exploration expenditures were renounced.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	13
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

6.	SHARE CAPITAL

	a)	Stock Option Plan:

The Company maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board. The aggregate number of common shares reserved for issuance under the stock option plan is 7,500,000. The options are non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the Board at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

A summary of changes in stock options is as follows:

		Weighted
	Number of	average
	options	exercise price
Balance at December 31, 2004	4,636,000	0.86

Granted	812,500	2.23
Exercised	(1,387,834)	0.51
Forfeited	(104,166)	1.43
Balance at September 30, 2005	3,956,500	1.28

Options exercisable at September 30, 2005 are 3,334,667 (December 31, 2004 - 4,158,500).

At September 30, 2005 the Company had incentive stock options issued to directors, officers, employees and key consultants of the Company outstanding as follows:

			Weighted Average
	Number of	Average	Exercise Price
Range of Prices	Options	Remaining	$
	Outstanding	Contractual Life
$0.11 to $0.49	93,000	0.6 years	0.11
$0.50 to $0.99	1,200,000	2.8 years	0.81
$1.00 to $1.49	1,801,000	3.9 years	1.17
$1.50 to $1.99	350,000	4.2 years	1.74
$2.00 to $2.49	462,500	4.6 years	2.33
$3.00 to $3.49	50,000	5.0 years	3.26
	3,956,500	3.6 years	1.25

b)	Stock-Based Compensation:

For the nine months ended September 30, 2005 the Company recorded compensation costs on the grant of stock options to employees and non-employees, as described in Note 1. For purposes of estimating the fair value of options using the Black Scholes model, certain assumptions are made such as expected dividend yield, volatility of the market price of the shares, risk-free interest rates, and expected average life of the options. Exercise price and vesting dates may also vary.

During the nine months ended September 30, 2005, the Company granted 812,500 stock options to employees and consultants. The fair value of the portion of these options which vested in the period estimated using the Black Scholes model was $612,881 which has been charged to the statement of operations and deficit and credited to contributed surplus in shareholders' equity. Options granted prior to January 1, 2005 which vested in this period were estimated using the Black Scholes model to have a fair value of $312,676.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	14
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

6.	SHARE CAPITAL (Continued)

	c)	Warrants

As at September 30, 2005, the Company has issued and outstanding 7,509,936 warrants entitling the holder to purchase one common share of the Company for each warrant held. A summary of changes in warrants is as follows:

		Weighted
	Number of	average
	Warrants	exercise price
		$
Balance at December 31, 2004	6,265,151	1.34

Granted	4,474,298	2.64
Exercised	(3,229,513)	1.31
Balance at September 30, 2005	7,509,936	2.22

As at September 30, 2005, the Company had the following warrants outstanding:

Expiry Date	Warrants	Exercise price
	#	$
March 31, 2006	2,545,201	1.65
April 13, 2006	899,167	1.65
February 17, 2007	3,710,107	2.75
February 17, 2007	238,341	1.90
November 25, 2006	117,120	3.00
	7,509,936	2.22

As at September 30, 2005, the Company had a total of 47,848,113 common shares issued and outstanding and a fully diluted share position of 59,314,549.

7.	NET LOSS PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share for the nine months ended September 30, 2005 and 2004 is the same as basic loss per share.

8.	COMMITMENTS

a)

As at September 30, 2005, the Company is committed to incur prior to May 31, 2007, on a best efforts basis, approximately $2,121,943, in qualifying Canadian exploration expenditures pursuant to private placements for which flow-through proceeds have been or will be renounced to the subscribers.

b)

The Company has entered into leases for premises and office equipment. Total minimum lease commitments, including the Company's share of leases entered into by joint venture companies, total approximately $72,788. Minimum rental commitments for successive years approximate:

To December 31, 2005	$ 21,416
2006	36,898
2007	10,370
2008	2,736
2009	1,368
$ 72,788

The Company is also responsible for its share of property taxes and operating costs on office premises leases.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	15
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

9.	RELATED PARTY TRANSACTIONS

As at September 30, 2005, the Company has paid or accrued $20,664 (2004 - $29,288) in legal fees and expenses to a law firm of which a director is a partner.

10.	SEGMENTED AND JOINT VENTURE INFORMATION

Joint Venture Information

In June 2005, the Company and an arm's length third party each transferred their 50% respective interest in certain mineral properties located in the Central Mineral Belt of Labrador, Canada, to a new company called Aurora Energy Inc. ("Aurora"). For its contribution, the Company acquired a 52% interest in Aurora. Subsequently, for an additional contribution of $4,999,995, the Company earned an additional 5% interest in Aurora, bringing its total interest to 57%. Aurora is accounted for as a joint-venture.

The Company's proportionate share of the joint venture assets, liabilities, loss and cash flows of the joint venture, included in these consolidated financial statements are as follows:

BALANCE SHEET

September 30,
2005
$
ASSETS

Cash	1,383,208
Accounts receivable and other	169,825
Equipment	14,987
Exploration properties and deferred exploration expenditures	4,455,121
6,023,141
LIABILITIES

Accounts payable and accrued liabilities	148,610

Future income tax payable	1,137,612

1,286,222

JOINT VENTURE RETAINED EARNINGS

Retained earnings	11,284

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	16
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

10.	SEGMENTED AND JOINT VENTURE INFORMATION (Continued) STATEMENT OF OPERATIONS AND RETAINED EARNINGS

	Three months	From
	ended September	Incorporation to
	30,	September 30,
	2005	2005
	$	$
REVENUE

Interest income	10,934	11,702

EXPENSES
General and administrative costs	48	418

Net income	10,886	11,284

Retained earnings (deficit), beginning of period	398	-

Retained earnings, end of period	11,284	11,284

STATEMENT OF CASH FLOWS

	Three months	From
	ended September	Incorporation to
	30, 2005	September 30,
		$2005
		$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	10,886	11,284
Accounts receivables and prepaid expenses	1,145,796	(169,825)
Accounts payable and accrued liabilities	45,563	148,611
Cash flows from operating activities	1,202,245	(9,930)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to joint venture participant	2,636,837	5,205,600

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(4,821)	(16,173)
Interest in exploration properties and deferred exploration
expenditures	(3,720,475)	(3,796,290)
Cash flows from investing activities	(3,725,296)	(3,812,463)

Increase (decrease) in cash	113,786	1,383,207
Cash, beginning of period	1,269,421	-

Cash, end of period	1,383,207	1,383,207

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	17
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

10.	SEGMENTED AND JOINT VENTURE INFORMATION (Continued)

Acquisition of Additional Interest in Aurora Energy Inc. Joint Venture:

Effective June 17, 2005 and August 17, 2005, the Company completed the acquisition of an additional 5% interest in Aurora in two tranches for total proceeds of $4,999,995. These acquisitions have been accounted for as purchase transactions, with the Company being identified as the acquirer and Aurora as the acquiree in accordance with CICA Handbook Section 1581 "Business Combinations". Aurora is considered a joint venture. These consolidated financial statements include a proportionate 57% of Aurora's results. Other than Exploration Properties and cash, Aurora had no assets or liabilities at June 17, 2005. The preliminary allocation of the purchase price of the shares of Aurora is summarized in the following table and is subject to adjustment:

	June 17,	August 17,
	2005	2005	Total

Total purchase price	$2,499,998	$2,499,997	$4,999,995

Cash	$1,362,500	$1,467,418	$2,829,918
Accounts receivable and prepaid expenses	-	3,066	3,066
Fixed assets	-	621	621
Exploration properties	1,777,342	1,617,400	3,394,742
Accounts payable	-	(6,243)	(6,243)
Future incomes taxes payable	(639,844)	(582,265)	(1,222,109)
	$2,499,998	$2,499,997	$4,999,995

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, based on management's best estimates and taking into account all available information at the time of the acquisition as well as applicable information at the time these consolidated financial statements were prepared. The Company will continue to review information and perform further analysis with respect to these assets prior to finalizing the allocation of the purchase price. Although the results of our further review are presently unknown, a change may result to the assigned values.

Berkley Homes (Pickering) Inc. Joint Venture Information

Also, included in the consolidated accounts is the Company's proportionate share (50%) of the assets, liabilities, operations and cash flows of Berkley Homes (Pickering) Inc., a joint venture formed to build residential homes in Ontario. Included in the Company's Balance Sheet at September 30, 2005 is the Company's share of cash of $10,252, resticted cash of $45,540, accounts payable of $63,599 and accumulated deficit of $7,809. The loss from discontinued operations of $25,329 for the three and nine-month periods ended September 30, 2005 is entirely attributable to this joint venture operation and is comprised of warranty and administration costs. Included in cash flows from discontinued operations for the three and nine-month periods ended September 30, 2005 is $9,159 in cash flows related to this joint venture’s activities.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	18
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

11.	CHANGES IN ACCOUNTING POLICIES

The CICA has issued new recommendations relative to Handbook Section 3870, "Stock-based compensation and other stock-based payments", which is effective for fiscal years beginning on or after January 1, 2004. The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, at the date of grant in an amount equal to the fair value of the options granted. The fair value of option grants is established at the date of grant using a Black Scholes option pricing model and the compensation expense, equal to the option's fair value, is then recognized over the option's vesting periods.

The impact of the adoption of the fair value-based method has resulted in an increase in the accumulated deficit of $242,094, with a corresponding credit to contributed surplus in shareholders' equity, reflecting the fair value of options granted during 2003. In the year ended December 31, 2004, stock-based compensation of $2,179,744 was expensed with a corresponding credit to contributed surplus in shareholders' equity.

Effective January 1, 2004, the Company adopted the new standard of the CICA Handbook recommendation contained in Section 3110 relating to asset retirement obligations. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. Under the standard the liability is accreted over time through periodic charges to earnings. There was no impact on the financial statements resulting from the implementation of this new standard.

12.	COMPARATIVE FIGURES

Certain of the 2004 comparative figures have been reclassified to conform to the 2005 presentation.

13.	SUBSEQUENT EVENTS

Subsequent to period-end, 228,569 share purchase warrants were exercised for total proceeds of $400,317 and 226,000 stock options were exercised for proceeds of $175,950. In addition, a total of 20,000 shares were issued in satisfaction of a property option payment on Dixie Lake at a price of $3.74.

See Note 4 for details of exploration property option agreements signed, subsequent to quarter-end, with Grandview gold Inc. and Miner Teck Cominco S.A. de C.V.

CORPORATE INFORMATION

Corporate Head Office Vancouver
Suite 1640
1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1
Phone:   604 632 4677
Fax:        604 632 4678
Web:     www.fronteergroup.com
Email:    info@fronteergroup.com

Information Office Toronto
Suite 700
357 Bay Street
Toronto, Ontario
Canada, M5H 2T7
Phone:   416 362 5556
Fax:        416 362 3331

Directors
Oliver Lennox-King, Chairman
Mark O'Dea
George Bell
Lyle Hepburn
Donald McInnes

Officers and Management
Mark O'Dea, President & CEO
Sean Tetzlaff, CFO & Corporate Secretary
Rick Valenta, Vice President, Exploration & COO

Legal Counsel
Goodman and Carr, LLP
Suite 2300, 200 King Street West
Toronto, Ontario M5H 3W5

Auditors
PricewaterhouseCoopers LLP, Chartered Accountants
250 Howe Street, Suite 700
Vancouver, BC V6C 3S7

Registrar and Transfer Agent
Equity Transfer Services Inc.
Suite 420, 20 Adelaide Street West
Toronto, Ontario M5H 4C3

Shares Quoted
Toronto Stock Exchange:         FRG
American Stock Exchange:       FRG

Capitalization
Issued capital:      48,322,682
Fully diluted:        59,334,549
As at November 10, 2005